222 South Ninth Street
Minneapolis, MN 55402
www.Oppenheimer.com
Direct:	(612) 607-7287
Main:	(612) 607-7000
Fax:	(612) 607-7100
E-Mail:	ACulbert@oppenheimer.com

August 30, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Jeffrey Riedler
Assistant Director
Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 13, 2012
File No. 001-31812

Dear Mr. Riedler:

The purpose of this letter is to respectfully request in writing an extension to the time period to respond to the comment letter, dated August 27, 2012, to Mr. Phillip B. Donenberg, Senior Vice President of Finance, Chief Financial Officer and Secretary of BioSante Pharmaceuticals, Inc., regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on March 13, 2012.  As communicated in a telephone conversation between Deanna Counsell of our Firm and you, BioSante respectfully requests an extension to file its response to the August 27, 2012 comment letter not later than September 17, 2012.

If you have any questions, please do not hesitate to contact me at (612) 607-7287.  We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:                                Johnny Gharib, Division of Corporation Finance, Securities and Exchange Commission
John Krug, Division of Corporation Finance, Securities and Exchange Commission
Stephen M. Simes, BioSante Pharmaceuticals, Inc.
Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.
Michael Lullo, Deloitte & Touche LLP